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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number 000-24124
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(Check One):

[ ] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [X] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:  June 29, 2001
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant Fresh America Corp.
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    Former name if applicable Not Applicable
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    Address of principal executive office (Street and number)
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      6600 LBJ Freeway, Suite 180
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    City, state and zip code   Dallas, Texas 75240
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Registrant is in the process of completing a recapitalization transaction with (i) The North Texas Opportunity Fund LP ("NTOF"), (ii) the Registrant's subordinated lender, and (iii) the Registrant's senior lender. The transaction involves (i) the issuance of preferred stock and warrants to NTOF in exchange for gross cash proceeds of $5 million, (ii) the exchange of the Registrant's subordinated debt preferred stock and all accrued interest and dividends owing to the subordinated lender for preferred stock and warrants, and
(iii) an amendment to the Registrant's senior credit facility pursuant to which, among other things, the revolving line of credit will be converted to term debt with the maturity date extended to January 2002. There have been severe demands on the Registrant's accounting staff due to their involvement in this process. Management of the Registrant believes that the outcome of this process is material to the disclosures contained in the Registrant's Quarterly Report on Form 10-Q and expects the situation to be sufficiently resolved within the time period prescribed by Rule 12b-25 to permit filing of the Registrant's Quarterly Report on Form 10-Q. However, there can be no assurance that the Company will be able to complete the recapitalization.



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                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

  Cheryl A. Taylor                           (469)                 791-5777
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [ ] Yes      [X] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Fresh America Corp.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 13, 2001         By:  /s/ Cheryl A. Taylor
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                                   Cheryl A. Taylor
                                   Executive Vice President Chief Financial
                                   Officer and Secretary

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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IV.(3) OTHER INFORMATION

         The Registrant anticipates that it will report a loss for the quarter ended June 29, 2001 as compared to the $.12 basic earnings per share, and $.08 diluted earnings per share reported for the same period in the previous fiscal year. For the reasons discussed in Part III above, the Registrant is unable to quantify the magnitude of this year's loss at this point.